                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 000-27491

(Check One):[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended: December 31, 2000
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                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:  N/A
                                                  ---------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


Full name of registrant

Daleen Technologies, Inc.
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Former name if applicable

N/A
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Address of principal executive office (STREET AND NUMBER)

1750 Clint Moore Road
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City, state and zip code

Boca Raton, Florida 33487
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Annual Report on Form 10-K for the year ended December 31, 2000 ("2000 Form 10-K"), could not be filed on April 2, 2001, the required filing date, without unreasonable effort or expense, due to the occurrence of a subsequent event on March 30, 2001. Specifically, on March 30, 2001, the Company entered into definitive agreements with respect to a private placement of $27.5 million of convertible preferred stock and warrants ("Private Placement"). Such transaction is subject to the approval of the stockholders of the Company. As a result of the timing of such transaction, the Company did not have enough time to make the necessary revisions to the 2000 Form 10-K and the subsequent event disclosures in the financial statements in the 2000 Form 10-K.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Stephen M. Wagman               (561)               999-8000
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There was a significant change in the results of operations of the registrant for 2000 as compared to 1999. As previously reported by the registrant, the registrant's total revenue increased to $43.6 million in 2000 from $20.7 million in 1999. The registrant's net loss applicable to common stockholders increased to $(43.8) million in 2000 from $(15.5) million in 1999. Additionally, in light of the fact that the Private Placement is subject to receipt of stockholder approval and that such approval will not be obtained prior to the issuance of the auditor's report for the year ended December 31, 2000, it is anticipated that the auditor's report will be subject to a going concern qualification.

                           Daleen Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 2, 2001                   By /s/ Stephen M. Wagman
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                                        Stephen M. Wagman
                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.